As Filed with the Securities and Exchange Commission on August 1, 2001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1) of The Securities Exchange Act of 1934

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
 Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ. Oppenheimer, Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000
/ /
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
/x/	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    The following is the description of the Acquisition Agreement (as defined below) and the transactions contemplated thereby which was filed by Zebra Technologies Corporation, a Delaware corporation ("Zebra"), with the Securities and Exchange Commission under cover of Form 8-K on August 1, 2001 (the "Form 8-K"):

    Zebra has entered into an Acquisition Agreement, dated as of July 31, 2001 (the "Acquisition Agreement"), among Zebra, Rushmore Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of Zebra ("Merger Sub"), and Fargo Electronics, Inc., a Delaware corporation ("Fargo"), pursuant to which, subject to the conditions contained therein as discussed below, Merger Sub will commence an offer (the "Offer") to purchase all of the issued and outstanding shares of Fargo's common stock, together with the associated rights to purchase preferred stock (collectively, the "Shares"), at a price of $7.25 per share, net to each seller in cash, and Merger Sub will merge with and into Fargo, with Fargo becoming a wholly-owned subsidiary of Zebra (the "Merger").

    In the Merger, each issued and outstanding whole Share (other than Shares owned by Fargo, Zebra, Merger Sub or their subsidiaries, or stockholders who demand and perfect appraisal rights under Delaware law) will be converted into the right to receive cash in the amount of $7.25, and each outstanding option that is, or would be, vested and exercisable as of the effective time of the Merger will be cancelled and the holder of such option will receive, subject to any applicable withholding tax, an amount in cash equal to the product of (x) the excess, if any, of $7.25 over the per share exercise price of such option and (y) the number of shares with respect to which such option is, or will be, vested and exercisable. All other outstanding Fargo options will be terminated. Stockholders who demand and fully perfect appraisal rights under Delaware law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware law.

    In connection with the execution of the Acquisition Agreement, Zebra and each of several entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc. and each of the executive officers and directors of Fargo (collectively, the "Stockholders") have entered into Stockholder Agreements, each dated as of July 31, 2001 (the "Stockholder Agreements"), pursuant to which each of the Stockholders has agreed to tender in the Offer the Shares beneficially owned by such Stockholder. In addition, each Stockholder has agreed, at every Fargo stockholders meeting and on every action or approval by written consent instead of a meeting, to cause his, her or its Shares to be voted (i) in favor of approval of the Acquisition Agreement, the Offer and the Merger, (ii) against any action or agreement that would result in the breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Fargo under the Acquisition Agreement and (iii) against the following actions: (A) any Acquisition Proposal (as defined in the Acquisition Agreement) or any extraordinary corporate transaction or (B)(1) any change in a majority of the persons who constitute the Board of Directors of Fargo, (2) any change in the capitalization of Fargo or amendment to Fargo's Certificate of Incorporation or By-laws, (3) any material change in Fargo's corporate structure or business or (4) any other action intended, or that could reasonably be expected, to frustrate the purposes of, or prevent or delay the consummation of the Offer, the Merger or any of the transactions contemplated by the Stockholder Agreements or the Acquisition Agreement. The Stockholder Agreements terminate upon the earlier of (i) the termination of the Acquisition Agreement or (ii) the effective time of the Merger. As part of the Stockholder Agreements, each Stockholder delivered an irrevocable proxy to Zebra granting it the right to vote his, her or its Shares in the manner similar to the obligations of each Stockholder under the Stockholder Agreements described above if such stockholder does not so vote his, her or its shares.

    Under the Stockholder Agreements entered into by the affiliates of each of TA Associates, Inc. (collectively, "TA") and St. Paul Venture Capital (collectively, "St. Paul"), if a termination fee becomes payable by Fargo pursuant to Section 9.3 of the Acquisition Agreement and, in any such case, a transaction contemplated by a Superior Proposal (as defined in the Acquisition Agreement) is

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consummated within twelve (12) months after such termination, each of TA and St. Paul must pay Parent an amount in cash equal to fifty percent (50%) of the excess of the product of (x)(1) the gross amount of any cash, plus the fair market value of any other consideration, received by it for each of its Shares in such transaction, minus (ii) $7.25 and (y) the number of its Shares held of record or beneficially owned by it at the time the consideration is paid, over (B) the amount of any expenses (which shall not include any taxes) incurred by it directly in connection with such transaction. On July 31, 2001, the Stockholders owned 5,253,350 Shares, constituting approximately 44.68% of the then outstanding Shares. In addition, as of July 31, 2001, Zebra directly owned 585,000 Shares, constituting an additional approximately 4.98% of the then outstanding Shares.

    Consummation of the Offer is subject to a number of conditions, including (1) the tender of not less than a majority of the Shares outstanding on a fully-diluted basis as of the date the Shares are accepted for payment pursuant to the Offer and (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Acquisition Agreement may be terminated under certain circumstances, including if the Board of Directors of Fargo withholds or withdraws or modifies in a manner adverse to Zebra or Merger Sub its recommendation of the Offer, the Merger or the Acquisition Agreement or approves a Superior Proposal. Under certain circumstances, termination of the Acquisition Agreement will require Fargo to pay Zebra a $5.6 million termination fee or Zebra to pay Fargo a $3.1 million termination fee.

    On July 31, 2001, Zebra and Fargo issued a press release announcing that they had entered into the Acquisition Agreement.

    For information regarding the terms and conditions of the Offer and the Merger, including the consideration to be issued to Fargo stockholders, reference is made to the Acquisition Agreement, which was filed as Exhibit 2.1 to the Form 8-K, and to the forms of Stockholder Agreements, which were filed as Exhibits 99.2 and 99.3 to the Form 8-K, each of which is incorporated by reference herein.

    The above description and the incorporated documents are neither offers to purchase nor solicitations of offers to sell Shares. Zebra has not yet begun the tender offer referred to herein. The tender offer will be made only through an offer to purchase and related letter of transmittal. All stockholders should read the tender offer statement concerning the tender offer that will be filed by Zebra, and the solicitation/recommendation statement that will be filed by Fargo, with the Securities and Exchange Commission, each of which will be mailed to stockholders. These statements will contain important information that stockholders should consider before making any decision regarding tendering their Shares. Stockholders will be able to obtain these statements in due course, as well as other filings containing information about Zebra and Fargo, at no charge, at the SEC's Web site www.sec.gov. Stockholders will also be able to obtain copies of these documents, when available, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained, at no charge, by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

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